Exhibit 99.1

Vision Marine Technologies Inc. Announces the Resignation of Mr. Renaud Cloutier from the Board

Montreal, Canada, January 31, 2023 - Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, today announced the resignation of Mr. Renaud Cloutier from the Board of Directors for personal reasons.

Vision Marine is currently interviewing a number of potential candidates to join the Board and expects to make an appointment announcement in the coming weeks.

“On behalf of the Vision Marine Board of Directors and the company, we would like to thank Mr. Renaud Cloutier for his valuable contributions to the Company over the past two years. We appreciate the opportunity we had to benefit from Renaud's extensive professional background, thorough business acumen and the strategic insights he brought to our Board, and we wish Renaud continued success in his future business endeavors,” stated Alex Mongeon, co-founder & CEO of Vision Marine.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the expected appointment of a new director, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse
Vision Marine Technologies Inc.
(800) 871-4274
bn@v-mti.com
www.visionmarinetechnologies.com